Marita A. Makinen
Partner
Tel	646.414.6950
Fax	212.262.7402
mmakinen@lowenstein.com

May 21, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attn: Ivan Griswold

Re:	Diligent Board Member Services, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 9, 2013
File No. 000-53205

Dear Mr. Griswold:

On behalf of our client, Diligent Board Member Services, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission our response to the Staff’s letter dated May 17, 2013, regarding the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) of the Company. We have revised the Preliminary Proxy Statement in response to the Staff’s comments and are concurrently filing via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) to reflect these revisions and to generally update the information contained therein. Included as Annex A to this response letter are marked pages of Amendment No. 1 reflecting changes in response to the Staff’s comments.

Set forth below in bold are each of the comments set forth in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of proposed changes to the Preliminary Proxy Statement in response to such comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered paragraphs in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.	It does not appear that you have disclosed whether, and if so how, you consider diversity in identifying nominees for your board of directors. Please refer to Item 407(c)(2)(vi) of Regulation S-K, and revise accordingly.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure in the final paragraph under the heading “Director Nomination Process” on page 18 of Amendment No. 1 as follows:

“The Nominations Committee does not have a policy with respect to the consideration of diversity in identifying director nominees. While the Nominations Committee focuses on obtaining a diversity of professional expertise on the Board rather than a diversity of personal characteristics, it recognizes the desirability of racial, ethnic and gender diversity and considers it an additional benefit when a new director can also increase the personal diversity of the Board as a whole. The Nominations Committee and the Board may also consider such other factors as it may deem to be in the best interests of the Company and its shareholders.”

Proposal Three: Ratification of Selection of Independent Public Accountant, page 34

2.	In order to provide shareholders with information necessary to make an informed voting decision, please revise your disclosure to explain in greater detail the potential consequences of ratifying Deloitte as your auditor in light your statement that Deloitte is not a registered audit firm in New Zealand for purposes of the Auditor Regulation Act 2011.

Response: In response to the Staff’s comment, the Company has provided the following expanded disclosure as part of Proposal Three on page 34 of Amendment No. 1:

“The Board recommends that our shareholders ratify the selection of Deloitte as the independent U.S. registered public accounting firm to audit our financial statements and those of our subsidiaries for the fiscal year ending December 31, 2013. The Audit and Compliance Committee recommended to the Board the selection of Deloitte as our independent U.S. registered public accounting firm for the fiscal year ending December 31, 2013.

As previously disclosed in our Annual Report on Form 10-K, our directors are responsible for preparing and arranging for the Company’s financial statements to be audited in accordance with the Financial Reporting Act and the Auditor Regulation Act. These Acts require us to engage a registered audit firm or licensed auditor to audit our financial statements. Deloitte & Touche LLP cannot register under the Auditor Regulation Act because it is a limited liability partnership, a type of corporate structure that is prohibited from registering under the current law. Given that the Company prepares its accounts in accordance with U.S. GAAP, we are not aware of an alternative New Zealand based and registered audit firm with the requisite expertise to audit our financial statements and believe that the retention of Deloitte is in the best interest of shareholders.

Because we could not comply with the Financial Reporting Act, given the nature of the current law and the lack of firms that are registered and have the expertise to complete an audit in accordance with U.S. GAAP, we sought exemptions and waivers from these provisions with respect to the Company’s 2012 audited financial statements. The FMA, which administers the Financial Reporting Act, declined to provide exemptive relief but notified us that it would take no action in respect of our breach of the Financial Reporting Act in relation to the audit of our 2012 financial statements by an unregistered firm, our former independent U.S. registered public accounting firm, Holtz. Notwithstanding the FMA’s no-action decision, NZX rejected our waiver application regarding the related NZSX Rules as a matter of policy. This breach of the NZSX Rules, taken together with other historical breaches of the NZSX Rules, could result in fines being issued against the Company by the NZX.

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The Company believes that there is support, including from the FMA, to change the Auditor Regulation Act to allow non-New Zealand limited liability partnerships to be registered. In the event a change in the law does not occur before the end of fiscal 2013, we intend to apply again to the FMA and the NZX for exemptive, no-action or waiver relief. There can be no assurance at this time whether the law will be changed or whether the FMA and the NZX would grant us relief for the 2013 fiscal year.

Given our need to proceed with the retention of an auditor with the requisite expertise in U.S. GAAP for the 2013 fiscal year, we are seeking shareholder ratification of the appointment of Deloitte as our auditor for the fiscal year ended December 31, 2013 despite Deloitte’s current lack of registration under the Auditor Regulation Act. We are not required to seek shareholder approval for the appointment of our independent registered public accounting firm. However, the Audit and Compliance Committee and the full Board believe it is sound corporate practice to seek such approval. If the appointment is not ratified, the Audit and Compliance Committee will investigate the reasons for shareholder rejection and will re-consider the appointment. Even if the selection is ratified by our shareholders, the Audit and Compliance Committee, in its discretion, may direct the appointment of a different independent U.S. registered public accounting firm at any time during the year if it determines that such change would be in the best interest of the Company and its shareholders.”

Proposal Four: Ratification of our Past Board Remuneration, page 35

3.	You state that irrespective of whether Proposal 4 is approved by shareholders, you will not have an ability to require repayment of remuneration previously paid to your directors and those payments will not be void under the NZSX Rules. Please revise to clarify the effect of a vote by your shareholders against this proposal. For example, please describe the consequences of non-compliance with NZSX Rules or any other material consequences.

Response: The Staff is supplementally advised that the Company’s breach of the New Zealand Stock Exchange Rules (“NZSX Rules”) due to director remuneration not being approved by shareholders after the Company became a listed company will not be cured if shareholders ratify such payments. This breach of the NZSX Rules was self-reported by the Company to the New Zealand Stock Exchange (“NZX”) and, taken together with other historical breaches of the NZSX Rules, could result in fines being issued against the Company by the NZX. While the NZX supported the Company seeking shareholder ratification of director remuneration, and the Company believes that shareholder ratification would be viewed favourably, a vote for or against the ratification of director remuneration may not have any effect on any disciplinary action by the NZX, including any fines that may be imposed by the NZX. Accordingly, the Company does not find it appropriate to comment in the Preliminary Proxy Statement on the potential mitigation impact of a positive shareholder vote, as it is speculative. The Company has continued to seek to work constructively with NZX about these matters and is focused on improved compliance going forward.

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Proposal Five: Approval of 2013 Remuneration and Subsequent Calendar Years Thereafter, page 36

4.	It appears that the proposal to approve the Special Committee Remuneration Package and the New Remuneration Package should be unbundled. Please revise to present these matters as separate proposals and revise your proxy card accordingly. Note that your proxy statement must identify clearly and impartially each separate matter intended to be acted upon. Refer to Exchange Act Rule 14a-4(a)(3).

Response: The Staff is supplementally advised that Proposal Five is required by NZSX Rule 3.5.1, which requires a NZSX listed company to seek shareholder approval of either (1) the aggregate amount of director remuneration to be paid per annum or (2) the amount to be paid per director per annum. It is consistent with New Zealand market practice that an aggregate annual sum be approved by the Company’s shareholders to then be divided among the directors as the Board deems appropriate, specifically allowing for remuneration for committee work. The approval of an aggregate amount also accommodates U.S. practice to pay directors different amounts based on committee work and leadership roles. The NZSX Rules do not contemplate approval for compensation on a per-committee basis. Given the requirements of the NZSX Rules and the need to be able to pay different directors different amounts based on committee work and leadership roles, the Company believes it is required to seek shareholder approval of the aggregate amount of director remuneration to be paid per annum. The Company has provided separate disclosure of the Special Committee Remuneration Package and the New Remuneration Package solely to provide more information as to the rationale of the Board in approving the requested amounts, and to allow shareholders to make an informed voting decision. However, Proposal Five solely seeks approval for the aggregate amount that may be paid per annum, or U.S. $856,000, which includes each of the described components. The Company respectfully submits that obtaining a separate vote for each of the components of the per annum director remuneration is not required under the NZSX Rules, and in fact would be inconsistent with the NZSX Rules.

In response to the Staff’s comment, the Company has revised the disclosure on pages 36-39 and 42 of Amendment No. 1 to clarify that shareholders are not being asked to separately approve the Special Committee Remuneration Package and the New Remuneration Package.

Form of Proxy Card, page 63

5.	We note that Proposal 7 is conditioned upon the approval of Proposals 6 and 8. Please revise your proxy card to clearly indicate any proposals conditioned on the approval of other matters. Refer to Rule 14a-4(a)(3).

Response: In response to the Staff’s comment, the Company has revised the proxy card in the form provided with Amendment No. 1.

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6.	We note that the enumeration of the proposals in your document do not correspond to the resolution numbers on your proxy card. For example, Proposal 5 (Approval of 2013 Remuneration and Subsequent Calendar Years Thereafter) currently corresponds to Resolution 6 on the proxy card. For clarity, please revise to ensure that the proposal numbers correspond to the resolution numbers (e.g., Proposal 5 should correspond to Resolution 5).

Response: In response to the Staff’s comment, the Company has revised the proxy card in the form provided with Amendment No. 1.

As requested in the Staff’s letter, the required statement from the Company is included as Annex B to the response letter. We would very much appreciate receiving the Staff’s questions or additional comments, if any, at your earliest convenience. If it would expedite the review of the information contained herein, please do not hesitate to call me at (646) 414-6950.

Sincerely yours,

/s/ Marita A. Makinen

Marita A. Makinen

cc:

Alessandro Sodi, Diligent Board Member Services, Inc.

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Annex A

Changed Pages to Proxy Statement and Proxy Card

•	whether the candidate’s personality is conducive to working effectively and on a collaborative basis with the other directors on Board matters;

•	the absence of conflicts of interest;

•	whether the candidate has expertise or skill set which is needed on the Board;

•	whether the candidate has a level of financial literacy as would be appropriate for evaluating budgets and financial statements; and

•	consideration of whether the candidate has experience in the software service industry or exposure to the board portal business.

The Nominations Committee does not have a policy with respect to the consideration of diversity in identifying director nominees. While the Nominations Committee focuses on obtaining a diversity of professional expertise on the Board rather than a diversity of personal characteristics, it recognizes the desirability of racial, ethnic and gender diversity and considers it an additional benefit when a new director can also increase the personal diversity of the Board as a whole. The Board may also consider such other factors as it may deem to be in the best interests of the Company and its shareholders.

Board Leadership Structure and Role in Risk Oversight

Mr. Liptak serves as the Chairman of the Board and Mr. Sodi serves as the Chief Executive Officer. The Board believes that separate Chairman and Chief Executive Officer roles are appropriate for the Company at this time and is consistent with NZX’s Corporate Governance Best Practise Code. The Company has not designated a lead independent director.

Our Board oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational and strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. As disclosed in Item 9A of the Company’s Annual Report on Form 10-K filed with the SEC on March 18, 2013 (the “Annual Report on Form 10-K”), the Board has adopted resolutions relating to the improvement of the Company’s internal controls and governance. In implementing these resolutions, the Board and its Committees will seek to address the risks relating to the Company’s need to comply with dual regulatory regimes including U.S. securities laws as a reporting company and New Zealand securities and financial reporting laws and exchange listing requirements. The Company will include at every Board meeting (other than meetings on an ad hoc basis or dealing with special items) reporting on compliance as a standard agenda item.

Various committees of the Board also have responsibility for risk management. The Audit and Compliance Committee, in connection with its quarterly and annual review of the Company’s financial statements, receives reports from the Company’s Chief Financial Officer and the Company’s independent U.S. registered public accounting firm regarding significant risks and exposures and will assess management’s steps to minimize them. In addition, the Board will task the Audit and Compliance Committee to take additional express responsibilities for regulatory compliance and internal controls and procedures, and will appoint an independent director to serve as the Board’s point person on compliance issues. In setting compensation, the Compensation Committee will work with management to create incentives that encourage a level of risk-taking that is consistent with the Company’s business strategy and the goal of maximizing value.

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PROPOSAL THREE

RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board recommends that shareholders ratify the selection of Deloitte as the independent U.S. registered public accounting firm to audit our financial statements and those of our subsidiaries for the fiscal year ending December 31, 2013. The Audit and Compliance Committee recommended to the Board the selection of Deloitte as our independent U.S. registered public accounting firm for the fiscal year ending December 31, 2013.

As previously disclosed in our Annual Report on Form 10-K, our directors are responsible for preparing and arranging for the Company’s financial statements to be audited in accordance with the Financial Reporting Act and the Auditor Regulation Act. These Acts require us to engage a registered audit firm or licensed auditor to audit our financial statements. Deloitte & Touche LLP cannot register under the Auditor Regulation Act because it is a limited liability partnership, a type of corporate structure that is prohibited from registering under the current law. Given that the Company prepares its accounts in accordance with U.S. GAAP, we are not aware of an alternative New Zealand based and registered audit firm with the requisite expertise to audit our financial statements and believe that the retention of Deloitte is in the best interest of shareholders.

Because we could not comply with the Financial Reporting Act, given the nature of the current law and the lack of firms that are registered and have the expertise to complete an audit in accordance with U.S. GAAP, we sought exemptions and waivers from these provisions with respect to the Company’s 2012 audited financial statements. The FMA, which administers the Financial Reporting Act, declined to provide exemptive relief but notified us that it would take no action in respect of our breach of the Financial Reporting Act in relation to the audit of our 2012 financial statements by an unregistered firm, our former independent U.S. registered public accounting firm, Holtz. Notwithstanding the FMA’s no-action decision, NZX rejected our waiver application regarding the related NZSX Rules as a matter of policy. This breach of the NZSX Rules, taken together with other historical breaches of the NZSX Rules, could result in fines being issued against the Company by the NZX.

The Company believes that there is support, including from the FMA, to change the Auditor Regulation Act to allow non-New Zealand limited liability partnerships to be registered. In the event a change in the law does not occur before the end of fiscal 2013, we intend to apply again to the FMA and the NZX for exemptive, no-action or waiver relief. There can be no assurance at this time whether the law will be changed or whether the FMA and the NZX would grant us relief for the 2013 fiscal year.

Given our need to proceed with the retention of an auditor with the requisite expertise in U.S. GAAP for the 2013 fiscal year, we are seeking shareholder ratification of the appointment of Deloitte as our auditor for the fiscal year ended December 31, 2013 despite Deloitte’s current lack of registration under the Auditor Regulation Act. We are not required to seek shareholder approval for the appointment of our independent registered public accounting firm. However, the Audit and Compliance Committee and the full Board believe it is sound corporate practice to seek such approval. If the appointment is not ratified, the Audit and Compliance Committee will investigate the reasons for shareholder rejection and will re-consider the appointment. Even if the selection is ratified by our shareholders, the Audit and Compliance Committee, in its discretion, may direct the appointment of a different independent U.S. registered public accounting firm at any time during the year if it determines that such change would be in the best interest of the Company and its shareholders.

Representatives of Deloitte will be present at the Annual Meeting and will attend the meeting, will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013.

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PROPOSAL FIVE

APPROVAL OF 2013 REMUNERATION

AND SUBSEQUENT CALENDAR YEARS THEREAFTER

We are seeking approval for the total remuneration payable by the Company to our non-executive directors for the 2013 and subsequent calendar years in an amount equal to U.S. $856,000, all or any portion of which may be payable through the issuance of equity securities, subject to compliance with applicable NZSX Rules (the “Aggregate Remuneration”). If the Aggregate Remuneration is approved, non-executive director remuneration for 2013 will have two components: (a) the Special Committee Remuneration Package described below and (b) the New Remuneration Package described below for non-executive directors for their standard service on the Board and its Committees. In subsequent calendar years, the amount of the Special Committee Remuneration Package will be available for Board or Committee fees generally, as may be determined by the Board.

As noted above, the NZSX Rules require our shareholders to approve the aggregate monetary sum per annum payable to all non-executive directors. Further, express provision is required for remuneration to be payable in part or in whole by the issuance of equity securities in the Company, provided that the issuance occurs in compliance with NZSX Rule 7.3.7.

NZSX Rule 7.3.7 provides that the Company may issue equity securities to a director if:

•	the issuance is made in accordance with a resolution passed under Rule 3.5.1; and

•	the issuance is of a class of equity securities already on issue; and

•	the issuance of equity securities is made after the end of the period (or half period) to which that remuneration relates; and

•	the grant price of the equity securities is equal to the volume weighted average market price of equity securities of that class over the 20 business days before the issuance occurs.

The Company has not paid its non-executive directors any remuneration for the 2013 fiscal year and has suspended the payment of ~~such~~ all remuneration to our non-executive directors pending shareholder approval of this Proposal 5.

Details of the Company’s historic remuneration to non-executive directors and the proposed remuneration program for 2013 and the subsequent calendar years thereafter are set out below. The Chairman of the Board, Mr. Liptak, has waived any entitlement to receive remuneration for the services he provides as a director.

Historic Remuneration

The Company’s historic annual remuneration of directors consisted of cash payments only within the U.S. $320,000 cap described in Proposal 4. Due to the global financial crisis, and the financial difficulties experienced by the Company in its early years, the Board approved a voluntary fifty percent reduction in fees during calendar years 2008 through 2011. For each of those years, as shown in the remuneration table presented with Proposal 4, total directors’ fees were less than U.S. $320,000. No increase in remuneration of directors has been proposed since our initial listing on the NZSX in 2007.

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Remuneration for 2013 and Subsequent Calendar Years

 ~~Our proposed non-executive director remuneration for 2013 has two components: (a) the Special Committee Remuneration Package described below and (b) the New Remuneration Package for non-executive directors for their standard service on the Board and its Committees. The Special Committee Remuneration Package is payable only in respect of 2013. In subsequent calendar years, the amount of the Special Committee Remuneration Package will be available for Board or Committee fees generally, as may be determined by the Board~~  .

Special Committee Remuneration Package

As described above, if shareholders approve the Aggregate Remuneration, the Company will pay a portion of the proposed 2013 director ~~remuneration amount relates to~~ remuneration to the members (Mr. Weldon and Mr. Carrabino) of our Special Committee in recognition of their work on behalf of the Company. On December 29, 2012, the company disclosed the appointment of a Special Committee of independent directors to examine the Company’s past stock issuances and stock option grants. The Special Committee’s members were not on the Board at the time of the issuance of the grants at issue, were not involved in their issue, and are not the recipients of any option grants. The Special Committee was delegated broad powers to take all such action in respect of the issuances as it deemed necessary and advisable. The Board believes that the members of the Special Committee should be recognized for their service on the Special Committee, which has involved a significant time commitment. The Special Committee’s activities are described in greater detail in Item 9A of our Annual Report on Form 10-K.

In March 2013, the Board engaged Compensia, a third-party remuneration consultant (“Compensia”) to provide a benchmark review of proposed compensation for service on the Special Committee. Compensia conducted a review of the work undertaken by our Special Committee, summarized recent practices in special committee compensation and provided examples of compensation paid to members of special committees. Based in part on Compensia’s study, and with recognition of the substantial time commitment that was required of the members of the Special Committee, the Board, subject to shareholder approval of Proposal 5, has approved a Special Committee remuneration package (the “Special Committee Remuneration Package”) of U.S. $75,000 in cash to each member of our Special Committee.

The Special Committee Remuneration Package was approved by the Board following its review of Compensia’s summary of compensation paid by the following companies that have engaged or have standing compensation arrangements for special purpose committees:

Affiliated Computer Services, Inc.	Dot Hill Systems Corp.	MBIA Inc.
Affymetrix, Inc.	DSW Inc.	Merisel, Inc.
Agilysys, Inc.	Fairpoint Communications, Inc.	Molina Healthcare, Inc.
Amkor Technology, Inc.	Fidelity National Information Services, Inc.	MTS Systems Corporation
AOL Inc.	Frozen Food Express Industries, Inc.	NuHorizon Electronics Corp.
AsiaInfo-Linkage, Inc.	GeoGlobal Resources Inc.	PAR Technology Corporation
Blucora, Inc.	Gramercy Capital Corp.	Progress Software Corporation
Broadcom Corporation	Harbinger Group Inc.	Psychiatric Solutions Corporation
Brocade Communication Systems, Inc.	Iron Mountain Incorporated	Remark Media, Inc.
Brooks Automation, Inc.	Juniper Networks Inc.	Spark Networks, Inc.
Capital Trust, Inc.	Key Tronic Corporation	Spectrum Group International, Inc.
CIFC Corp.	KLA Tencor Corporation	Steinway Musical Instruments, Inc.
Clear Channel Outdoor Holdings, Inc.	Loral Space and Communications Inc.	Tyco International Ltd.
Diebold Incorporated	Martha Stewart Living Omnimedia, Inc.	Wellcare Health Plans, Inc.
Digital Generation, Inc.	Mattersight Corporation	Xplore Technologies Corp.

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Based on the information provided by Compensia and the work undertaken by our Special Committee, the Board determined that the members of the Special Committee should receive compensation consistent with the ~~75th~~ 75th percentile of the compensation paid by the selected companies listed above. It was noted that the work performed by special purpose committees varies materially based on the circumstances at each individual company and the purpose for which the committee was formed. The Board determined that the level of compensation paid to the members of the Special Committee is appropriate due to several factors, including, among other things:

•	The significant time commitment provided by the members of the Special Committee, involving several hundred hours of service;

•	The benefits to shareholders from the Special Committee’s review of the Company’s compliance and improvements in compliance on a going forward basis;

•	The direct involvement in hiring and managing legal, accounting and compensation advisors, and negotiating the CEO Substitute Remuneration described under Proposals 7 and 8;

•	The relatively small size of the Special Committee, which involved only two directors; and

•	The low current level of board compensation for standard board services versus U.S. peer group medians as described in Compensia’s survey.

Therefore, the Board approved the Special Committee Remuneration Package, subject to shareholder approval of this Proposal 5. The Special Committee Remuneration Package will be paid on the seventh business day following receipt of shareholder approval ~~If~~ of the ~~special Committee~~ Aggregate Remuneration ~~Package~~. If the Aggregate Remuneration is not approved by our shareholders, ~~it~~ no amount will ~~not~~ be paid to our non-executive directors, including the Special Committee Remuneration Package.

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New Standard Board Remuneration Package

As noted above, if our shareholders approve the Aggregate Remuneration, the Company intends to pay its non-executive directors in accordance with the New Remuneration Package. The New Remuneration Package is described below along with the rationale for the Board’s adoption of this component of the Aggregate Remuneration, subject to shareholder approval of this Proposal 5.

The Nominations Committee reviews and makes recommendations to the Board regarding the form and amount of compensation for our non-employee directors. Directors who are employees of the Company receive no additional compensation for service on the Board. Based on the Nominations Committee’s recommendation, the Board, subject to shareholder approval of this Proposal 5, has approved an increase in the remuneration paid to the Board’s non-employee directors (the “New Remuneration Package”). The New Remuneration Package is intended to ensure that the Company remains competitive with its peer companies and is able to continue to compete for director talent, including in the U.S. market. The New Remuneration Package consists of both a cash component, designed to compensate members for their service on the Board and its Committees, and an equity component designed to align the interests of directors with our shareholders.

In March 2013, the Nominations Committee engaged Compensia to provide a review of market practices in Board compensation. Compensia conducted a review of our existing director remuneration plan and summarized recent trends in director compensation. The Nominations Committee, with the assistance of Compensia, selected the following companies as our peer group for the purpose of developing a board compensation proposal (the “Peer Group”) based on a number of factors, including revenue growth rate, market capitalization, industry and gross profit the following selection criteria:

•	Location: US-based;

•	Ownership: Publicly traded;

•	Industry: Software-as-a-Service and broader Software companies;

•	Market Capitalization: companies with a market capitalization of between approximately $175 million and $1.6 billion, based upon the companies’ stock prices at the time of selection; and

•	Revenue: companies with revenue between approximately $40 million to $160 million, based upon the last four quarters of revenue at the time of selection.

Accelrys, Inc.	Imperva, Inc.
Bazaarvoice, Inc.	Jive Software, Inc.
Brightcove Inc.	LivePerson, Inc.
BroadSoft, Inc.	LogMeIn, Inc.
Carbonite, Inc.	PROS Holdings, Inc.
Cornerstone OnDemand, Inc.	Qualys, Inc.
Demandware, Inc.	Responsys, Inc.
E2open, Inc.	SciQuest, Inc.
eGain Corporation	SPS Commerce, Inc.
Ellie Mae, Inc.	Zix Corporation
Envestnet, Inc.

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The NZSX Rules permit the Company, without further approval of shareholders, to increase the total amount of directors’ fees by such amount as is necessary to enable a new non-executive director to receive remuneration not exceeding the average amount paid to each existing non-executive director. In this regard, the current Board size is limited to seven members. Therefore, an amendment to the Certificate of Incorporation would be required increasing the Board size before this rule could be relied on.

The New Remuneration Package will be paid on the seventh business day following receipt of ~~shareholders~~ shareholder approval of the Aggregate Remuneration. If the ~~New~~ Aggregate Remuneration is not approved by our shareholders, ~~it will not be paid to the members of the Board as described herein~~ no amount will be paid to our non-executive directors, including the New Remuneration Package.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE SETTING OF THE BOARD REMUNERATION AMOUNT FOR 2013 AND THE SUBSEQUENT CALENDAR YEARS THEREAFTER AS SET FORTH IN PROPOSAL FIVE.

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ANNUAL MEETING OF ~~STOCKHOLDERS~~ SHAREHOLDERS PROXY FORM / ADMISSION CARD

The Annual Meeting of Stockholders of Diligent Board Member Services, Inc. will be held at the Pullman Hotel, Corner of Princes and Waterloo Quadrant, Auckland, New Zealand, at 11.00 am on 4 June 2013 (New Zealand time).

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

PROXY FORM / ADMISSION CARD If you propose to ATTEND the annual meeting, please bring this Proxy Form / Admission Card intact to the annual meeting as the barcode is required for registration at the meeting.

PROXY FORM (FOR USE IF YOU ARE UNABLE TO ATTEND THE MEETING)

If you DO NOT propose to ATTEND the annual meeting please complete and sign the Proxy Form and Voting Instructions below (keep intact), and lodge it, to be received by Diligent Board Member Services, Inc.’s (the Company) share registry, Link Market Services, no later than 11:00 am on 3 June 2013 (New Zealand time) for holders residing in New Zealand and countries other than the USA and holders residing in the USA need to lodge their proxies with the Corporate Secretary or with Link Market Services no later than 12:00 am 31 May 2013 (New York time), being no later than 6:00 am 1 June 2013 (New Zealand local time). Proxies need to be lodged as per the instructions on the reverse of this form.

You can also appoint your proxy and vote on the resolutions below online, as per the instructions on the reverse of this proxy form. David Liptak, the Chairman of the Board of Directors is willing to act as proxy for any shareholder who wishes to appoint him for that purpose, and if so appointed, will have full power of substitution and resubstitution, and will be authorized to vote all shares of common stock to which the undersigned is entitled to vote at the 2013 Annual Meeting of Shareholders of the Company. To do so, please check the box with tick. If you would care to appoint another person, please insert their name and address in the boxes below. I/We being a shareholder(s) of Diligent Board Member Services, Inc.

Hereby appoint	Chairman of the Board		(Tick)

Or		Of
	(full name of proxy)		(full address)

as my/our proxy to vote for me/us on my/our behalf at the Annual Meeting of the Company to be held at 11:00 am on 4 June 2013 and at any adjournment of that meeting. Any proxy holder other than the Chairman of the Board must attend the Company’s Annual Meeting in person and complete and submit a ballot in order to vote the undersigned’s shares at the Annual Meeting.

VOTING INSTRUCTIONS

This form is to be used to vote as follows on the following resolutions:		Tick ( ✓ ) in box to vote
Resolutions:		For	Against	Abstain	Discretion
Nominees for Director
1a.	To elect Rick Bettle to the Board of Directors.	☐	☐	☐	☐
~~2.~~ 1b.	To elect Greg B. Peterson to the Board of Directors.	☐	☐	☐	☐

Other Business		For	Against	Abstain	Discretion
~~3.~~ 2.	Ratification of Mark Weldon’s appointment as a Class II Director	☐	☐	☐	☐
~~4.~~ 3.	Ratification of the Appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013	☐	☐	☐	☐
~~5.~~ 4.	Ratification of Board remuneration paid since the Company listed on the NZSX	☐	☐	☐	☐
~~6.~~ 5.	Approval of remuneration payable by the Company to the Board for fiscal 2013 and subsequent calendar years	☐	☐	☐	☐
~~7.~~ 6.	Approval of the Company’s 2013 Incentive Plan	☐	☐	☐	☐
~~8.~~ 7.	Conditional on approval of resolutions 6 and 8, approval of options and shares as part of the CEO substitute remuneration	☐	☐	☐	☐
~~9.~~ 8.	Conditional on approval of resolutions 6 and 7, approval of the CEO substitute remuneration as a related party transaction under the NZSX Rules	☐	☐	☐	☐

And to vote on any resolutions to amend any of the resolutions, on any resolution so amended, and on any other resolution proposed at the meeting (or any adjournment thereof). Unless otherwise instructed as above, the proxy may vote as he/she thinks fit of abstain from voting on each such resolution. The proxy is appointed only in respect of the above meeting or any adjournment thereof.

Signature (s)

All stockholders must sign

Date:	Daytime contact number Please provide a mobile number if you have one:

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NOTES:

1.	Only holders who were registered as holders in Diligent Board Member Services, Inc. on the record date of 1 May 2013 (Eastern Standard Time) or immediately prior to market open on 2 May 2013 (New Zealand Time), are entitled to attend and vote at the Annual Meeting.

2.	A shareholder entitled to attend and vote is entitled to appoint a proxy or, in the case of a corporate shareholder, a representative to attend and vote instead of him/her and that proxy or representative need not also be a shareholder.

3.	David Liptak, the Chairman of the Board, intends to vote all discretionary proxies in favour of the relevant resolution(s).

4.	This Proxy Form must be signed by the shareholder or his/her/its attorney duly authorised in writing. In the case of a joint shareholding, this Proxy Form must be signed by each of the joint shareholders (or their duly authorised attorney). In the case of a corporate shareholder, this Proxy Form must be signed by a director or a duly authorised officer acting under the express or implied authority of the stockholder, or an attorney duly authorised by the shareholder.

5.	This Proxy Form and the power of attorney or other authority, if any, under which it is signed, or a copy of that power or authority certified by a Solicitor, Justice of the Peace or Notary Public must be lodged to be received at the office of Link Market Services Limited, in any manner as per the instructions below, not later than 11:00 am on 2 June 2013 New Zealand Time.

6.	If you return this form without directing the proxy how to vote on any particular matter, the proxy may vote for the proposals and any other matter properly raised during the meeting.

7.	To enable holders residing in the USA to lodge their proxies on time, USA holders must lodge their proxies with the Corporate Secretary or with Link Market Services by no later than 12:00 am 31 May 2013 (New York time), being no later than 6:00 am 1 June 2013 (New Zealand Time).

8.	If you have any questions regarding your voting please call the Link Market Services helpline on:
+64 9 375 5998 between 8.30am and 5.00pm (New Zealand time) or email meetings@linkmarketservices.com.

PLEASE RETURN YOUR COMPLETED PROXY FORM TO LINK MARKET SERVICES LIMITED, IN ONE OF THE FOLLOWING WAYS:

Online vote:	Appoint your proxy and vote online please go to the Link Investor Centre website: investorcentre.linkmarketservices.co.nz/voting/DIL.aspx and follow the instructions. You will be required to enter your holder number and FIN to vote online. Holders are encouraged to use this cost effective and environmentally friendly option.

Deliver:	Link Market Services Limited, Level 16, Brookfields House, 19 Victoria Street, Auckland.

Fax:	+64 9 375 5990

Scan & email :	operations@linkmarketservices.com (please put the words “Diligent Proxy Form” in the subject line for easy identification).

Mail:	New Zealand:
If mailing Proxy Form from within New Zealand, please use the reply-paid envelope provided.

Outside New Zealand (excluding USA):
If mailing Proxy Form from outside New Zealand (excluding the USA) , place in an envelope, address to Link Market Services Limited, PO Box 91976, Victoria Street West, Auckland, 1142, New Zealand, and affix the necessary postage from the country of mailing.

USA:	If mailing your Proxy Form from within the USA, please place in an envelope, affix the necessary postage and mail to:
Diligent Board Member Services Inc., 39 West 37 th Street 8 th Floor, New York, NY 10018. Attention: Corporate Secretary.

Annex B

Diligent Board Member Services, Inc.

39 West 37th Street, 8th Floor

New York, NY 10018

May 21, 2013

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Diligent Board Member Services, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 9, 2013
File No. 000-53205

Ladies and Gentlemen:

In connection with the above-captioned Proxy Statement on Schedule 14A, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DILIGENT BOARD MEMBER SERVICES, INC.

By:	/s/Alessandro Sodi
Alessandro Sodi
Chief Executive Officer

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